APPLE REIT TEN, INC.

814 East Main Street

Richmond, Virginia 23219

April 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Duc Dang, Special Counsel

Re:	Apple REIT Ten, Inc. File No. 333-193404

Ladies and Gentlemen:

Apple REIT Ten, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Form S-11, Registration No. 333-193404, so that it will become effective at 4:00 p.m., Eastern Time, on April 10, 2014 or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

APPLE REIT TEN, INC.

By:	/s/ Bryan Peery Bryan Peery Chief Financial Officer